Exhibit 12.2

Hospitality Properties Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred
Distributions
(in thousands, except ratio amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Net Income	$70,610	$51,117	$129,903	$127,091	$238,213	$142,202	$131,956
Fixed charges	40,150	33,020	65,263	50,393	44,536	42,424	41,312
Adjusted Earnings	$110,760	$84,137	$195,166	$177,484	$282,749	$184,626	$173,268

Fixed Charges and Preferred
Distributions:
Interest on indebtedness
and amortization of
deferred finance costs	$40,150	$33,020	$65,263	$50,393	$44,536	$42,424	$41,312
Preferred Distributions	3,828	3,828	7,656	9,674	14,780	7,572	7,125

Combined Fixed Charges and
Preferred Distributions	$43,978	$36,848	$72,919	$60,067	$59,316	$49,996	$48,437

Ratio of Earnings to
Combined Fixed Charges
and Preferred Distributions	2.52x	2.28x	2.68x	2.95x	4.77x	3.69x	3.58x